U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[  ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
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1. Name and Address of Reporting Person*

  Duncan                             Patrick                J.
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   (Last)                           (First)             (Middle)

  751 Horizon Court, Suite 203
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                                    (Street)
  Grand Junction,                   Colorado             81506
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   (City)                           (State)              (Zip)
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2. Issuer Name and Ticker or Trading Symbol

     Pease Oil and Gas Company  WPOG
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year
     11/2000
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)
   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)
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7. Individual or Joint/Group Filing (Check applicable line)
   [X ] Form filed by one Reporting Person
   [  ] Form filed by more than one Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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
Common Stock                            11/27/00      A       V        150,000   (A)    N/A(3)     151,564       (D)

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
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

Stock Purchase                                                                  common
Warrant             $0.50   11/27/00   A   N/A   N/A  N/A      (1)    12/31/05  stock     300,000  N/A                 D
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Stock Purchase                                                                  common
Warrant             $0.50   11/27/00   A   N/A   N/A  N/A      (2)    12/31/05  stock     300,000  N/A      635,000    D
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Explanation of Responses:
(1)  After the earlier of: (a) December  31, 2004 or (b) either the  Company's  reported  price for its common stock is at least $1.50 for at least 80% of trading days in any 30 day period, or the Company completes a transaction, or sale of its assets, and common stockholders are to receive at least $1.50 per share.
(2)  After the earlier of: (a) December  31, 2004 or (b) either the  Company's  reported  price for its common stock in the public market is at least $2.00 for at least 80% of trading days in any  consecutive  90 day period, or the Company  completes a transaction,  or sale of its assets,  and common  stockholders are to receive at least $1.50 per share.
(3)  Issued November 27, 2000 for services and subject to forfeiture.

/s/ Patrick J. Duncan                                      December 6, 2000
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      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.


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